                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-23214.

                                     -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST - TUCSON UNION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239

                              SAMSONITE CORPORATION
                             EMPLOYEE SAVINGS TRUST
                                  TUCSON UNION

                        FINANCIAL STATEMENTS AND SCHEDULE
                     YEARS ENDING DECEMBER 31, 2000 AND 1999
                                   (UNAUDITED)

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION

                                                                        CONTENTS

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits

                  - Years Ended December 31, 2000 and 1999                   3

         Statements of Changes in Net Assets Available for Benefits

                  - Years Ended December 31, 2000 and 1999                   4

         Notes to Financial Statements                                   5 - 9

SUPPLEMENTAL SCHEDULE - SCHEDULE OF ASSETS

         HELD FOR INVESTMENT PURPOSES                                       11

SIGNATURE PAGE                                                              12

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                   (UNAUDITED)

                                                   December 31,
                                               2000           1999
                                              ------         ------
ASSETS:

INVESTMENTS, at fair value (Note 3):
     Mutual Funds:
         CIGNA Guaranteed Income Fund         $4,971         $2,860
         Fidelity Equity Income Fund           1,706             --
         Fidelity Contra Fund                  1,542             --
     Samsonite Common Stock                        9             --
  Loans to Participants                          775            939
                                              ------         ------
Total investments                              9,003          3,799
                                              ------         ------
NET ASSETS AVAILABLE FOR BENEFITS             $9,003         $3,799
                                              ======         ======

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                   (UNAUDITED)

                                                                                Year Ended December 31,
                                                                                 2000            1999
                                                                               -------          -------
ADDITIONS:

Interest income                                                                $   214              179
Net realized and unrealized appreciation (depreciation) of investments             (25)              28
Employee contributions                                                           4,655            2,033
Employer contribution                                                              596               --
Interest on participant loans                                                       78               39
                                                                               -------          -------
Total additions                                                                  5,518            2,279
                                                                               -------          -------
DEDUCTIONS:
Benefits and distributions                                                        (295)          (6,446)
Administrative expenses                                                            (19)             (60)
                                                                               -------          -------
Total deductions                                                                  (314)          (6,506)
                                                                               -------          -------
NET INCREASE                                                                     5,204           (4,227)
                                                                               -------          -------
Net assets available for benefits, beginning of year                             3,799            8,026
                                                                               -------          -------
Net assets available for benefits, end of year                                 $ 9,003          $ 3,799
                                                                               =======          =======


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION
                                                    NOTES TO FINANCIAL STATEMENT

                                   (UNAUDITED)

1. DESCRIPTION OF   The following description of the Samsonite Corporation
   THE PLAN         Employee Savings Trust Tucson Union (the "Plan") provides
                    only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                    GENERAL

                    The Plan is a defined contribution 401(k) retirement plan covering all employees of Samsonite Corporation and its subsidiaries (the "Company") who are members of Local Union No. 104. The CG Trust Company is the Trustee of the Plan. CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                    ELIGIBILITY

                    Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

                    CONTRIBUTIONS

                    Plan participants may contribute to the Plan up to 17% of their compensation as allowed by the nondiscrimination rules of the Internal Revenue Code. As of May 1, 1999 the Company began making matching contributions of 35% of the first 6% of participant contributions. Prior to this date the Company did not make matching contributions, as such contributions are not required by the Plan agreement. For the year ended December 31, 2000, the first $10,500 of an employee's contribution is on a before-tax basis; contributions in excess of $10,500 are on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

                    PARTICIPANT ACCOUNTS

                    Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings (losses). Plan earnings and losses are allocated to individual's accounts based on each participant's account balance in their respective options selected.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION
                                                    NOTES TO FINANCIAL STATEMENT

                                   (UNAUDITED)

                    Participants may direct contributions, in multiples of 1% increments, to the following investment options, provided by
                    CIGNA:

                    (1) GUARANTEED INCOME FUND - This fund seeks to preserve capital plus provide fixed income returns.

                    (2) FIDELITY EQUITY INCOME FUND - This fund seeks a combination of capital growth and current income.

                    (3) LARGE COMPANY STOCK VALUE FUND - This fund seeks to achieve capital appreciation while avoiding risk and controlling volatility.

                    (4) BALANCED FUNDS - The balanced funds consist of the CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

                    (5) STOCK MARKET INDEX FUND - this fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

                    (6) GROWTH FUNDS - The growth funds consist of the Fidelity Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

                    (7) INVESCO DYNAMICS FUND - This mutual fund seeks to provide capital appreciation by investing primarily in the stocks of mid-sized U.S. Companies with market capitalizations between $1 billion and $10 billion.

                    (8) JANUS WORLDWIDE FUND - This fund seeks capital growth and diversification benefits from investments in foreign and domestic stocks.

                    (9) SAMSONITE COMMON STOCK - This fund is comprised of shares of the Company's common stock and a short-term cash component to provide liquidity for daily trading.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION
                                                    NOTES TO FINANCIAL STATEMENT

                                   (UNAUDITED)

                    VESTING

                    Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and earnings thereon based on years of service as follows:

                    Years of Service                        Vested Percentage
                    ----------------------------------      -----------------
                    Less than three                                 0%
                    At least three but less than five              50%
                    Five or more                                  100%

                    Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited employer contributions are used to reduce employer matching contributions and/or administrative expenses. There were no forfeitures by participants during 2000 and 1999.

                    PAYMENT OF BENEFITS

                    On termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the participant's life expectancy.

                    PARTICIPANT LOANS

                    Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding as of December 31, 2000 and 1999 range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION
                                                    NOTES TO FINANCIAL STATEMENT

                                   (UNAUDITED)

                    PLAN TERMINATION

                    Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                    ADMINISTRATIVE EXPENSES

                    Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

                    TAX STATUS

                    The Plan obtained its latest determination letter on August 25, 1995, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF       BASIS OF ACCOUNTING
   SIGNIFICANT
   ACCOUNTING       The accompanying financial statements have been prepared on
   POLICIES AND     the accrual basis of accounting.
   PRACTICES
                    VALUATION OF INVESTMENTS

                    Mutual funds and the value of Samsonite Common Stock are determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION
                                                    NOTES TO FINANCIAL STATEMENT

                                   (UNAUDITED)

                    USE OF ESTIMATES

                    Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

                    PAYMENT OF BENEFITS

                    Benefits are recorded when paid.

                    RECLASSIFICATIONS

                    Certain 1999 balances have been reclassified to conform to the 2000 presentation.

3. INVESTMENTS      In September 1999, the American Institute of Certified
                    Public Accountants issued Statement of Position 99-3,
                    ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION
                    PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3).
                    SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended
                    December 31, 2000. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

                    The fair value of investments that individually represent 5% or more of the plan's net assets available for benefits are as follows:

                                                              December 31
                                                         ----------------------
                                                          2000            1999
                                                         ------          ------
                    CIGNA Guaranteed Income Fund         $4,971          2,860
                    Fidelity Equity Income Fund           1,706             --
                    Fidelity Contra Fund                  1,542             --

                              SUPPLEMENTAL SCHEDULE

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                    TUCSON UNION

     SUPPLEMENTAL SCHEDULE - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (UNAUDITED)


                                                                 EIN: 36-3511556
                                                                 PLAN NUMBER 007

DECEMBER 31, 2000
                                       Number         Current
Identity of issue                     of shares        value
------------------------------        --------        -------
CIGNA Guaranteed Income Fund              157         $4,971
Fidelity Equity Income II Fund             35          1,706
Fidelity Contra Fund                       16          1,542
Samsonite Common Stock                      6              9
Loans to Participants                                    775
                                                      ------
                                                      $9,003
                                                      ======


ALL INVESTMENTS ARE HELD BY CONNECTICUT GENERAL LIFE INSURANCE, WHICH IS A PARTY-IN-INTEREST.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           Samsonite Corporation Employee Savings Trust - Tucson Union

                  --------------------------------------------

Date: July 12, 2001                     By: /s/ Richard H. Wiley
                                            ----------------------------------
                                            Richard H. Wiley
                                            Samsonite Corporation
                                            Chief Financial Officer, Treasurer
                                            and Secretary